Oak Ridge Micro-Energy, Inc.

3046 E. Brighton Place

Salt Lake City, Utah 84121

December 31, 2012

Securities and Exchange Commission

Via EDGAR

Re:

Oak Ridge Micro-Energy, Inc. (the “Company,” “we,” “our” or “us”)

Form 8-KA-3

Filed December 31, 2012

Amendment No. 3 to Form 8-KA-2

Filed November 26, 2012

File No. 000-50032

Dear Ms. Ravitz:

In further response to your comment letter dated October 26, 2012, we have revised our 8-KA-2 to include the audited financial statements of Carbon Strategic Pte Ltd. for the fiscal years ended June 30, 3012, and 2011, both of which are in Australian Dollars as audited; the Carbon Strategic financial statements for the quarterly periods ended September, 30, 2012, and 2011, also in Australian Dollars as prepared by our auditors; and unaudited proforma condensed combined balance sheets and statements of operations as of the periods ended June 30, 2012 (Carbon Strategic’s fiscal year end), and December 31, 2011 Oak Ridge’s calendar year end); and as of the nine months periods ended September 30, 2012, all in United States Dollars.  Our audited financial statements for the fiscal years ended June 30, 2012, and 2011, and our unaudited financial statements for the quarterly periods ended September 30, 2012, and 2011, have been reconciled to US GAAP.  The proforma financial statements were prepared in accordance with US GAAP.

All other changes to the previously filed 8-KA-2 have been marked for your convenience and review, many of which related to subsequent events since the last filing or matters not included in the last filing because we did not have the financial statements of Carbon Strategic or the proforma financial statements reconciled to US GAAP.  The MD&A was also not included in the last filing, but is included herein, in Australian Dollars.

We understand that we will be required to have our financial statements for the calendar year ended December 31, 2012 (we have indicated a change to a calendar year from our fiscal year in this and the previously filed 8-K’s regarding respecting the matters cover by your prior comments) audited by a PCAOB registered auditor.

We would appreciate your consideration of the foregoing.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OAK RIDGE MICRO-ENERGY, INC.

By /s/ Jeffrey J. Flood

     Jeffrey J. Flood, President

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